

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 27, 2017

Mark R. DeFazio
President and Chief Executive Officer
Metropolitan Bank Holding Corp.
99 Park Avenue
New York, NY 10016

   Re: **Metropolitan Bank Holding Corp.**
      Draft Registration Statement on Form S-1
      Submitted September 1, 2017
      CIK No. 0001476034

Dear Mr. DeFazio:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Summary

Our Competitive Strengths, page 3

2. The disclosure in the summary should be a balanced presentation of your business. Please balance the description of your competitive strengths with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business. For example, and without limitation, please balance your discussion with a discussion of the added risks of business concentration in New York, commercial lending, pre-paid card deposits and targeting medium-sized businesses as loan clients. In this regard, we note your disclosure in the first two risk factors on page 14, last risk factor on page 15, and, risk factors on pages 18, 26 and 27 related to prepaid cards.

Risk Factors, p. 14

3. Please add a risk factor on the unseasoned nature of your loan portfolio disclosing the average age of loans in each major lending category or advise how it was determined not to include such disclosure.

The occurrence of fraudulent activity, breaches or failures…, page 24

4. Clarify whether you have experienced any of the referenced types of breaches.

Use of Proceeds, page 39

5. Please quantify how much you expect your lending limit increase as a result of your increased capital to provide greater context and clarity to this disclosure. Please refer to Item 504 of Regulation S-K.

6. We note that you anticipate using net proceeds to finance strategic acquisitions. Please also give a brief description of any acquisition strategy, including the types of opportunities you intend to explore, or clarify that management has not yet determined a particular strategy.

7. We also note disclosure on page 83 that "you seek out customers on a nationwide basis," and disclosure on page 84 that the majority of your loans are in the New York metro area. If there will be a strategy for nationwide lending, please discuss here and elsewhere, as applicable.

Mark R. DeFazio
Metropolitan Bank Holding Corp.
September 27, 2017
Page 3

You may contact Marc Thomas, Staff Accountant, at 202-551-3452 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Era Anagnosti

for Michael Clampitt
Staff Attorney
Office of Financial Services

cc: Gary A. Lax, Esq.